                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A

                  Under the Securities Exchange Acct of 1934
                               (Amendment No. 1)*


                        Equity Office Properties Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  294741103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Alisa M. Singer, Equity Group Investments, L.L.C.
     Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3196
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              February 11, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE  2  OF 16 PAGES
         ---------------                                         ---    --

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/SZRT, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                                                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         1,803,116(1)

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         1,803,116(1)

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,803,116 (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .071%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     00

--------------------------------------------------------------------------------

(1) Includes 1,775,768 common shares of beneficial interest ("Common Shares") of Equity Office Properties Trust (the "Issuer") that are issuable upon redemption of Operating Partnership Units ("OP Units") of EOP Operating Limited Partnership ("EOP Partnership"), a Delaware limited partnership in which Equity Office Properties Trust (the "Issuer") is the sole general partner and a limited partner. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE  3  OF 16 PAGES
         ---------------                                         ---    --

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samuel Zell
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF,OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         818,173(1)

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         818,173(1)

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     818,173(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .32%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------

(1) Includes (i) 809,998 Common Shares issuable to Mr. Zell upon exercise of stock options that currently are exercisable or will become exercisable within 60 days after the date hereof, and (ii) 3,582 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mr. Zell.

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE  4  OF 16 PAGES
         ---------------                                         ---    --

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/Alpha, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         2,248,757(1)

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         2,248,757(1)

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,248,757(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .89%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     00

--------------------------------------------------------------------------------

(1)Includes 1,990,579 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE  5  OF 16 PAGES
         ---------------                                         ---    --

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ZFT Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         0(1)

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         0(1)

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN

--------------------------------------------------------------------------------

(1)On February 14, 2000, ZFT Partnership contributed the six (6) Common Shares it owned to Samstock/ZFT, L.L.C. As a result, ZFT Partnership ceased to own any Common Shares or OP Units as of February 14, 2000.

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE  6  OF 16 PAGES
         ---------------                                         ---    --

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    EGI Holdings, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         1,932,540(1)

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         1,932,540(1)

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,932,540(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .76%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

(1) Includes 1,919,706 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. Pursuant to a Stockholders' Agreement, (i) various trusts for the benefit of Samuel Zell and members of his family (the "Zell Trusts") have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all common Shares and OP Units beneficially owned by EGI Holdings, Inc., and (ii) the Common Shares and OP Units owned by EGI Holdings, Inc. are subject to a right of first offer exercisable by the other stockholders of Equity Group Investment, Inc. (other then the Zell Trusts). See Items 5 and 6.

CUSIP NO. 294741103               13D                        PAGE  7 OF 16 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    EGIL Investments, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,932,584(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,932,584(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,932,584(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------
(1) Includes 1,919,749 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. Pursuant to a Stockholders' Agreement, (i) various trusts for the benefit of Ann Lurie and members of her family (the "Lurie Trusts") have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL Investments, Inc. and (ii) the Common Shares and OP Units owned by EGIL Investments, Inc. are subject to a right of first offer exercisable by the other stockholders of Equity Group Investment, Inc. (other then the Lurie Trusts). See items 5 and 6.

CUSIP NO. 294741103               13D                        PAGE  8 OF 16 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/ZFT, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,249,871(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,249,871(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,249,871(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Includes 6,010,399 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103               13D                        PAGE  9 OF 16 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/ZGPI, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,321(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,321(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,321(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .002%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Consists of 5,321 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103               13D                        PAGE 10 OF 16 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    RSB Properties Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    12,314(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    12,314(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,314(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .005%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Consists of 12,314 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE 11  OF 16 PAGES
         ---------------                                         --     --


This Amendment No. 1 amends the Schedule 13D filed on January 24, 2000 by the group of Reporting Persons comprised of Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C., Samstock/ZFT, L.L.C., Samstock/ZGPI, L.L.C., ZFT Partnership, EGI Holdings, Inc., EGIL Investments, Inc., RSB Properties Trust and Samuel Zell. ONLY THOSE ITEMS THAT ARE BEING AMENDED ARE REPORTED HEREIN. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING THAT THEY HAVE IN THE
SCHEDULE 13D.

Item 5.    Interest in Securities of the Issuer

           (a) and (b). Each Reporting Person beneficially owns the number of common shares of beneficial interest ("Common Shares") of Equity Office Properties Trust, a real estate investment trust formed under the laws of Maryland (the "Issuer"), and the number of Operating Partnership Units of EOP Operating Limited Partnership ("OP Units") set forth opposite his or its name below:

           Reporting Person               Common Shares (1)     OP Units (1)         % Owned (1)
           ----------------               -------------         --------             -------
           Samstock/SZRT, L.L.C.                27,348            1,775,768          .071%
           Samuel Zell                         818,173(2)             --              .32%
           Samstock/Alpha, L.L.C.              258,178            1,990,579           .89%
           ZFT Partnership                           0                --               *
           EGI Holdings, Inc. (3)               12,834            1,919,706           .76%
           Samstock/ZFT, L.L.C.              1,239,472            6,010,399           2.8%
           Samstock/ZGPI, L.L.C.                  --                  5,321            *
           RSB Properties Trust                   --                 12,314            *
           EGIL Investments, Inc. (3)           12,835            1,919,749           .76%
                                           -----------         ------------          ----
                    Total                    2,368,840           13,633,836           6.0%
          ------------------

          *    Less than .05%

           (1) Subject to the Stockholders' Agreement described in note
               (3) below, each Reporting Person exercises sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Shares and/or OP Units set forth above opposite his or its name. To the best knowledge of the Reporting Person, there are 252,654,039 Common Shares issued and outstanding as of the date hereof. Based upon such number, the 16,002,676 Common Shares and OP Units beneficially owned by the Reporting Persons, collectively, represent approximately 6.0% of the Common Shares issued and outstanding. The percentage ownership for each Reporting Person is based upon the total number of Common Shares currently issued and outstanding plus the number of Common Shares issuable (at the option of the Issuer) to such Reporting Person, but not to any other Reporting Person. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

           (2) Includes (i) 809,998 Common Shares issuable to Mr. Zell upon exercise of stock options that are currently exercisable or exercisable within 60 days hereafter, and
               (ii) 3,582 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mr. Zell.

           (3) Pursuant to the Stockholders' Agreement dated as of December 31, 1999 among the Zell Trusts and the Lurie Trusts, (i) the Zell Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by Holdings and have a right of first offer to purchase any Common Shares and OP Units owned by EGIL, and (ii) the Lurie Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL and have a right of first offer to purchase any Common Shares and OP Units

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE 12  OF 16 PAGES
         ---------------                                         --    --

               owned by Holdings.

           In addition to the shares of Common Shares and OP Units owned by the Reporting Persons, the following individuals also own securities of the Issuer, in their personal capacities:

                                           No. of              No. of OP
           Name                            Common Shares       Units
           ---------                       -------------       -----
           Sheli Z. Rosenberg(1)           218,642             191,134
           Rod F. Dammeyer(2)              352                  --
           Donald J. Liebentritt(3)        32,615              39,718
           Mark Slezak                     1,000                --
           John Zoeller(4)                 7,735                --
           Matthew Zell(5)                 8,403                --
           Kellie Zell(6)                  15,000               --
           JoAnn Zell                      5,376                --
           Bert Cohen                      8,885               25,262
           Susan Obuchowski(7)             4,166                --
           ---------------
           (1) Includes 137,832 Common Shares issuable upon exercise of options currently vested; 3,573 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mrs. Rosenberg; and 21,303 Common Shares and 17,318 OP Units held by Mrs. Rosenberg's spouse.

           (2) Includes 176 Common Shares held by Mr. Dammeyer's spouse.

           (3) Includes 13,333 Common Shares issuable upon exercise of currently exercisable options and 5,000 Common Shares held by Mr. Liebentritt's spouse.

           (4) Includes 6,666 Common Shares issuable upon exercise of currently exercisable options.

           (5) Includes 5,049 Common Shares held by Mr. Zell as custodian for his minor children and 3,000 shares held by Mr. Zell's spouse.

           (6) Includes 10,000 Common Shares held by Ms. Zell as custodian for her minor children.

           (7) Includes 2,666 Common Shares issuable upon exercise of currently exercisable options.


       (c) The following transactions in Common Shares and/or OP Units were effected by the specified Reporting Persons within the past 60 days:

           On February 14, 2000, ZFT Partnership contributed the six (6) Common Shares it owned to Samstock/ZFT, L.L.C. As a result, ZFT Partnership ceased to own any Common Shares or OP Units as of February 14, 2000.

           On December 13, 1999, Mr. Zell received 588 Common Shares from the Issuer as trustee fees for his service as a trustee and as the Chairman of the Board of the Issuer.

           On January 17, 2000, certain of the Lurie Trusts (which are indirect stockholders of Holdings and EGIL by virtue of their ownership of capital stock of EGI) received an aggregate of 1,671,760 OP Units as a partnership distribution. On January 19, 2000, each of these Lurie Trusts made a distribution of such OP Units to Samstock/SZRT, L.L.C. As a result, Samstock/SZRT, L.L.C. acquired beneficial ownership of such 1,671,760 OP Units on January 19, 2000.

           (d). EGI Holdings, Inc. ("Holdings") and EGIL Investments, Inc. ("EGIL"), both of which are Reporting Persons, are wholly-owned subsidiaries of EGI. The Zell Trusts, whose beneficiaries

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE 13  OF 16 PAGES
         ---------------                                         --    --

           are Samuel Zell and members of his family, own approximately 50% of the capital stock of EGI and the Lurie Trusts, whose beneficiaries are Ann Lurie and members of her family, own approximately 50% of the capital stock of EGI. The Zell Trusts and the Lurie Trusts are parties to a Stockholders' Agreement dated as of December 31, 1999 (the "Stockholders' Agreement") that sets forth their agreement regarding, among other things, various corporate governance matters relating to, and the transferability of securities of or held by, EGI, Holdings and EGIL. The Stockholders' Agreement is described in
           Item 6 below.

           On February 11, 2000, the Issuer entered into an Agreement and
           Plan of Merger (the "Merger Agreement") to acquire Cornerstone Properties Inc. (the "Merger"). In connection with execution of the Merger Agreement, Samstock/SZRT, L.L.C.,
           Samstock/Alpha, L.L.C., Samstock/ZFT, L.L.C., Samstock/ZGPI, L.L.C., EGI Holdings, Inc. and Samuel Zell (each, a "Zell
           Reporting Person" ) entered into a Voting Agreement dated as of February 11, 2000 (the "Voting Agreement") with Cornerstone Properties, Inc. and Cornerstone Properties Limited
           Partnership. Under the Voting Agreement, each Zell Reporting
           Person agreed, for the period beginning on February 11, 2000 through the earlier of the date on which the Merger is consummated or 30 days after the date on which the Merger
           Agreement is terminated according to its terms, that such Zell Reporting Person (a) would not, directly or indirectly, sell, transfer, pledge, or otherwise dispose of, or enter into any contract, option or other agreement with respect to the sale, transfer, pledge or other disposition of, any Common Shares or any OP Units (except for redemptions of OP Units for Common
           Shares pursuant to the partnership agreement of EOP Operating Limited Partnership); provided, however, that the Voting
           Agreement shall not prevent the sale, transfer, pledge or other disposition of any Common Shares or OP Units (i) if the transferee or pledgee agrees in writing to be bound by the terms of the Voting Agreement, or (ii) in connection with the replacement or substitution of an existing pledge of Common Shares or OP Units (whether or not the pledgee agrees to be bound by the Voting Agreement), and (b) would cast or cause to be cast all votes attributable to the Common Shares, at any annual or special meeting of shareholders of the Issuer, or in connection with any written consent or other vote of Issuer's shareholders, (i) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against approval or adoption of any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) made or taken in opposition to or in competition with the Merger. A copy of the Voting Agreement is attached to this filing as Exhibit 3. The Voting Agreement is described in greater detail under Item 6 below.

           (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           VOTING AGREEMENT. On February 11, 2000, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire Cornerstone Properties Inc. (the "Merger"). In connection with execution of the Merger Agreement, Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C., Samstock/ZFT,
           L.L.C., Samstock/ZGPI, L.L.C., EGI Holdings, Inc. and Samuel
           Zell (each, a "Zell Reporting Person" ) entered into a Voting Agreement dated as of February 11, 2000 (the "Voting
           Agreement") with Cornerstone Properties, Inc. and Cornerstone Properties Limited Partnership. Under the Voting Agreement, each Zell Reporting Person agreed, for the period beginning on February 11, 2000 through the earlier of the date on which the Merger is consummated or 30 days after the date on which the Merger Agreement is terminated according to its terms, that such Zell Reporting Person (a) would not, directly or indirectly, sell, transfer, pledge, or otherwise dispose of, or enter into any contract, option or other agreement with respect to the sale, transfer, pledge or other disposition of, any Common Shares or any OP Units (except for redemptions of OP Units for Common Shares pursuant to the partnership agreement of EOP Operating Limited Partnership); provided, however, that the Voting Agreement shall not prevent the sale, transfer, pledge or other disposition of any Common Shares or OP Units (i) if the transferee or pledgee agrees in writing to be bound by the terms of the Voting Agreement, or (ii) in connection with the replacement or substitution of an existing pledge of Common Shares or OP Units (whether or not the pledgee agrees to be bound by the Voting Agreement), and (b) would cast or cause to be cast all votes attributable to the Common Shares, at any annual or special meeting of shareholders of the Issuer, or in connection with any written consent or other vote of Issuer's shareholders, (i) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against approval or adoption of any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) made or taken in opposition to or in competition with the Merger. Each Zell Reporting Person also agreed not to, directly or

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE 14  OF 16 PAGES
         ---------------                                         --    --

           indirectly, (a) grant any proxies for any Common Shares or OP Units with respect to the foregoing matters (other than a proxy directing the holder thereof to vote the Common Shares or the OP Units in a manner required by the foregoing), (b) deposit any Common Shares or OP Units into a voting trust or enter into a voting agreement with respect to any Common Shares or OP Units with respect to any of the foregoing matters, or tender any Common Shares or OP Units in a transaction other than a transaction contemplated by the Merger Agreement, or (c) take any action which is intended to have the effect of preventing or disabling such Zell Reporting Person from performing its obligations under the Voting Agreement.

           STOCKHOLDERS AGREEMENT. EGI Holdings, Inc. ("Holdings") and EGIL Investments, Inc. ("EGIL"), both of which are Reporting Persons, are wholly-owned subsidiaries of EGI. The Zell Trusts, whose beneficiaries are Samuel Zell and members of his family, own approximately 50% of the capital stock of EGI and the Lurie Trusts, whose beneficiaries are Ann Lurie and members of her family, own approximately 50% of the capital stock of EGI. The Zell Trusts and the Lurie Trusts are parties to a Stockholders' Agreement dated as of December 31, 1999 (the "Stockholders' Agreement") that sets forth their agreement regarding, among other things, various corporate governance matters relating to, and the transferability of securities of or held by, EGI, Holdings and EGIL. A copy of the Stockholders' Agreement is attached to this filing as
           Exhibit 2. Pursuant to the Stockholders' Agreement and subject to the terms thereof, (a) the Zell Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by Holdings, and (b) the Lurie Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL. Notwithstanding the foregoing, if the Zell Trusts desire to cause Holdings to sell, assign, transfer or otherwise dispose of (each, a "Transfer") any Common Shares or OP Units held by Holdings from time to time in a bona fide transaction, the Zell Trusts first must offer to sell such Common Shares or OP Units to the Lurie Trusts. If the Lurie Trusts (on behalf of themselves or their designee) do not accept such offer to purchase all but not less than all of the Common Shares or OP Units offered by Holdings within 30 business days (in the case of a private sale) or 10 business days (in the case of a public sale) after receipt of the offer notice, then the Zell Trusts may Transfer such equity securities to a third party at a purchase price equal to or greater than the price at which such equity securities were offered to the Lurie Trusts. Any Common Shares or OP Units that are not Transferred by Holdings within 90 days after expiration of such 10 or 30 day period, as applicable, will again be subject to such right of first offer provisions. The Lurie Trusts have granted to the Zell Trusts an identical right of first offer with respect to any Common Shares or OP Units, and other equity securities, held by EGIL from time to time. The Zell Trusts and the Lurie Trusts also have agreed to not cause Holdings or EGIL, respectively, to (i) consummate more than one Transfer of Common Shares or OP Units in any 90-day period, (ii) effect any sale of assets of Holdings or EGIL (including Common Shares or OP Units), respectively, unless the value of such sale is at least $5.0 million, or
           (iii) convert any OP Units into Common Shares unless such Common Shares are sold for cash prior to the due date of any tax liability arising in connection with such conversion and the proceeds from such sale are sufficient to satisfy any tax obligation arising from the sale.. The Stockholders' Agreement obligates Holdings and EGIL to distribute to EGI all cash dividends or cash distributions received by Holdings or EGIL in respect of Common Shares or OP Units and provides that, after establishing sufficient reserves for working capital and taxes and in the discretion of the EGI Board of Directors, EGI may loan or distribute any remaining amounts of such cash distributions or dividends to the Zell Trusts and/or the Lurie Trusts, respectively. Each of Holdings and EGIL is entitled to retain the proceeds of any financing or refinancing of Common Shares or OP Units effected by it, and shall not be obligated to distribute such proceeds to EGI; however Holdings or EGIL will be obligated to loan such proceeds to affiliates of the Zell Trusts or the Lurie Trusts, respectively, upon demand, with interest payments and any other

           OTHER.
           Samuel Zell is a trustee and the Chairman of the Board of the Issuer and Sheli Z. Rosenberg is a trustee of the Issuer; however, there are no oral or written contracts, arrangements, understandings or agreements between either Mr. Zell or Mrs. Rosenberg and the Issuer with respect to Mr. Zell's

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE 15  OF 16 PAGES
         ---------------                                         --    --

           or Mrs. Rosenberg's services in such capacities.

           From time to time and in connection with obtaining loans or effecting other financing transactions, certain of the Reporting Persons have granted and may grant to lenders a security interest in all or a portion of such Reporting Person's assets, including the Common Shares and OP Units described herein. To perfect such security interests, the lenders may require the Reporting Person to pledge Common Shares or OP Units as collateral. The underlying loan agreements and financing documents generally contain standard default provisions authorizing the lender, upon the occurrence of any default or breach by the Reporting Person that is party to the agreement, to foreclose upon the collateral that secures the Reporting Person's loan. The proceeds of such loans and financing transactions were not used to purchase the Common Shares or OP Units described herein. Each Reporting Person believes that its loans and financing arrangements, and the granting of the security interests in connection therewith, have been and will be within the ordinary course of the business of such Reporting Person.

Item 7.    Materials to be Filed as Exhibits

           Exhibit 1 -- Joint Filing Agreement among the Reporting Persons (previously filed)

           Exhibit 2 - Stockholders Agreement dated as of December 31, 1999 among the Zell Trusts and the Lurie Trusts (previously filed)

           Exhibit 3 - Voting Agreement dated as of  February 11, 2000

CUSIP NO. 294741103         SCHEDULE 13D/A                  PAGE 16  OF 16 PAGES
         ---------------                                         --    --




                                   SIGNATURES
                                   ----------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 15, 2000.


Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C.,
Samstock/ZFT, L.L.C., Samstock ZGPI, L.L.C., and EGI Holdings, Inc.

By:      /s/ Donald J. Liebentritt
    ---------------------------------------------------
     Donald J. Liebentritt, as Vice President of
     each of the above entities


        /s/ Samuel Zell
    ---------------------------------------------------
        Samuel Zell


ZFT Partnership

     By:  ZFT Kellie Trust, as partner

         By:  Chai Trust Company, as trustee

By:     /s/ Donald J. Liebentritt
    ---------------------------------------------------
        Donald J. Liebentritt, Vice President


RSB Properties Trust


By:     /s/ Samuel Zell
    ---------------------------------------------------
        Samuel Zell, not individually but solely
        as Trustee


EGIL Investments, Inc.


By:     /s/ Mark Slezak
    ---------------------------------------------------
        Mark Slezak, Vice President

                          EXHIBIT INDEX



EXHIBIT NO.   DESCRIPTION
----------    -----------


Exhibit 1 Joint Filing Agreement among the Reporting Persons (previously filed)

Exhibit 2 Stockholders Agreement dated as of December 31, 1999 among the Zell Trusts and the Lurie Trusts (previously filed)

Exhibit 3     Voting Agreement dated as of  February 11, 2000